Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule TO-C

                             Tender Offer Statement
                    (Under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934)

                            Hyperdynamics Corporation
                                (Name of Issuer)

                     Hyperdynamics Corporation (the Issuer)
 (Name Of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   448954-10-7
                      (CUSIP Number of Class of Securities)

                              Kent Watts, President
                            Hyperdynamics Corporation
                         2656 South Loop West, Suite 103
                              Houston, Texas 77054
                   tel. (713) 839-9300    fax. (713) 660-9775
           (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of the Filing Person)

                                  With Copy to:
                               Joel Seidner, Esq.
                           Axelrod, Smith & Kirshbaum
                         5300 Memorial Drive, Suite 700
                              Houston, Texas 77007
               tel. (713) 861-1996 ext. 112    fax (713) 552-0202

                            Calculation of Filing Fee

        Transaction Valuation *                       Amount of Filing Fee *
                   __________________________
 * Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[   ]   Check  box  if  any  part  of  the  fee  is  offset  as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  Previously  Paid:       N/A
Form  or  Registration  No.:    N/A
Date  Filed:                    N/A
Filing  Party:                  N/A

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]  third-party  tender  offer  subject  to  Rule  14d-1.

[ X ]  issuer  tender  offer  subject  to  Rule  13e-4.

[   ]  going-private  transaction  subject  to  Rule  13e-3.

[   ]  amendment  to  Schedule  13D  under  Rule  13d-2.

       Check the following  box if the filing is a final amendment reporting the
       results  of  the  tender  offer:     [   ]

     This Tender Offer Statement on Schedule TO relates to the preliminary communications and the pre-commencement communications of an exchange offer by Hyperdynamics Corporation, a Delaware corporation, the issuer, whereby holders of common stock may exchange a minimum of 6,620,676 shares of common stock up to a maximum of 11,917,216 shares of common stock of Hyperdynamics Corporation, in exchange for a new security of Hyperdynamics, the Units, which will consist of a new series of preferred stock and three new series of warrants, as set forth in the press release attached hereto as Exhibit (a)(5).

     This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM  12.    EXHIBITS.

EXHIBIT
NUMBER       DESCRIPTION

 (a)(5)      Press  Release,  dated  September  20,2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               HYPERDYNAMICS  CORPORATION
                 By:  *
                 Name:  *
                 Title:  *
                 Dated:  *
____________________________
*  Pursuant  to  General Instruction D to Schedule TO, no signature is required.

                                  EXHIBIT  INDEX
EXHIBIT
NUMBER       DESCRIPTION
________________________________________________________________

(a)(5)     Press  Release,  dated  September  20,2000.


EXHIBIT  (a)(5):

                     HyperDynamics Exchange Offering Update

HOUSTON--(BUSINESS WIRE)--Sept. 20, 2000--HyperDynamics Corp. (OTCBB:HYPD-news), the premier Integrated Technology Service Provider (ITSP), enabling tomorrow today, today announced that the company's exchange offering, announced Aug. 31, 2000, will commence soon after the company releases its annual report, so that the company can include the most current audited financial information in the exchange offering materials.

The company's fiscal year ended June 30, 2000, and its annual report is due to be timely filed with the Securities and Exchange Commission by Sept. 28, 2000, or within a 15-day time extension from then.

Shareholders should read carefully the exchange offer and related materials that the company will be sending out because they contain important information, including various risks, terms and conditions to the exchange offer.

Shareholders can obtain the exchange offer and related materials free at the SEC's Web site at www.sec.gov at the time of commencement of the exchange offering or from the company. Shareholders are urged to carefully read these materials prior to making any decision with respect to the exchange offer.

The board of directors of HyperDynamics has approved the exchange offer. However, neither the company nor its board of directors makes any recommendation to shareholders as to whether to exchange or refrain from exchanging their shares. Shareholders must make their own decision as to whether to exchange some or all of their shares.

About  HyperDynamics  --  ``Enabling  tomorrow  today.''

Over the last 5 years, the technology industry has proven out and tested all manners of service delivery models. Three models have risen to the top as the most cost effective, performance enhancing and result focused. These are the outsourcing IT services organizations, the Internet service providers (ISP), and the application service providers (ASP).

HyperDynamics combines all three delivery models into a single, customer-directed delivery model -- the Integrated Technology Service Provider or ITSP(TM) as it has come to be known. Some of the company's partnerships and certifications include: Intel, Microsoft, Citrix, eEnterprise, IBM, Cisco,
Network  Systems,  Great  Plains  and  Extreme  Networks.

HyperDynamics is a fully reporting company with the Securities and Exchange Commission and trades under the symbol HYPD. A history of the company can be found on its home page at www.hypd.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein that are not historical are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays beyond the company's control with respect to market acceptance of new technologies or products, delays in testing and evaluation of products, and other risks detailed from time to time in the company filings with the Securities and Exchange Commission.

EDITORS: All other products mentioned in this release are registered trademarks of their respective holders.

=======================
Contact:
     HyperDynamics  Corp.
     Darren-Anthony  Lumar,  713/660-9771
     Fax:  713/660-9775
     E-mail:  dlumar@hypd.com
       or
     Stock  Enterprises  Inc.  (PR  Contact)
     James  Stock,  702/614-0003
     E-mail:  stockenter@aol.com


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